SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                AMENDMENT NO. 17

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of l934




                  AMERICAN HERITAGE LIFE INVESTMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)




                Shares of Common Stock, Par Value $l.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)





                                   026522 l0 2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                  H. J. Skelton
                                 P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                December 27, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a Statement on Schedule l3G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule l3d-1(b) (3) or (4), check the following box:( )


Check the following box if a fee is being paid with this Statement:         (  )

CUSIP NO.                  026522 10 2     13D
                           -----------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
               ROBERT D. DAVIS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               PF-AF-00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
--------------------------------------------------------------------------------

         Number of                        7.  SOLE VOTING POWER
                                            l3,722 Shares**
          Shares                          _________________________

    Beneficially owned                    8.  SHARED VOTING POWER
                                            5,422,437 Shares**
    by Each Reporting                     _________________________

         Person                           9.  SOLE DISPOSITIVE POWER
                                            13,722 Shares**
          With                           _________________________

                                         l0.  SHARED DISPOSITIVE POWER
                                            5,422,437 Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,436,159 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.35%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------

--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
               T. WAYNE DAVIS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               4l7-62-4836
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               PF-AF-00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
--------------------------------------------------------------------------------

         Number of                         7.  SOLE VOTING POWER
                                            l0,332 Shares**
           Shares                          _________________________

     Beneficially owned                    8.  SHARED VOTING POWER
                                            5,440,232 Shares**
      by Each Reporting                    _________________________

          Person                           9.  SOLE DISPOSITIVE POWER
                                            10,332 Shares**
           With                           _________________________

                                          l0.  SHARED DISPOSITIVE POWER
                                            5,440,232 Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,450,554 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                           (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.46%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
               A. DANO DAVIS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               PF-AF-00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
--------------------------------------------------------------------------------

         Number of                         7.  SOLE VOTING POWER
                                            96,430 Shares**
          Shares                         _________________________

     Beneficially owned                    8.  SHARED VOTING POWER
                                            5,496,089 Shares**
      by Each Reporting                  _________________________

          Person                           9.  SOLE DISPOSITIVE POWER
                                            96,430 Shares**
           With                          _________________________

                                          l0. SHARED DISPOSITIVE POWER
                                            5,496,089 Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,592,519 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           40.49%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


1.       NAME OF REPORTING PERSON
               CHARLES P. STEPHENS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               254-l9-3609
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               PF-AF-00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
--------------------------------------------------------------------------------

         Number of                         7.  SOLE VOTING POWER
                                            l,3l5 Shares**
           Shares                         _________________________

     Beneficially owned                    8.  SHARED VOTING POWER
                                            5,433,495 Shares**
      by Each Reporting                   _________________________

           Person                          9.  SOLE DISPOSITIVE POWER
                                            l,3l5 Shares**
            With                          _________________________

                                          l0.  SHARED DISPOSITIVE POWER
                                            5,433,495 Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,434,810 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.34%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------

1.       NAME OF REPORTING PERSON
               D.D.I., INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               59-2448386
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               BK-AF-WC-00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
--------------------------------------------------------------------------------

         Number of                        7.  SOLE VOTING POWER
                                            5,398,589 Shares**
          Shares                         _________________________

     Beneficially owned                   8.  SHARED VOTING POWER
                                              -0-     Shares**
      by Each Reporting                  _________________________

          Person                          9.  SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**
           With                          _________________________

                                         l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,398,589 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.08%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           CO

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


1.       NAME OF REPORTING PERSON
               SIVAD INVESTORS, L.L.C.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               76-0485018
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
--------------------------------------------------------------------------------

         Number of                        7.  SOLE VOTING POWER
                                            5,398,589 Shares**
          Shares                         _________________________

    Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
     by Each Reporting                   _________________________

          Person                          9.  SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**
           With                          _________________________

                                         l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,398,589 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.08%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           00

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


1.       NAME OF REPORTING PERSON
               AHLI, LTD.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          76-0519078
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
--------------------------------------------------------------------------------

         Number of                         7.  SOLE VOTING POWER
                                            5,398,589 Shares**
           Shares                         _________________________

     Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
     by Each Reporting                    _________________________

           Person                          9.  SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**
            With                          _________________________

                                          l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,398,589 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.08%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           PN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


1.       NAME OF REPORTING PERSON
               DAVIS FAMILY SPECIAL TRUST

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          59-7086289
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               GEORGIA - U.S.A.
--------------------------------------------------------------------------------

         Number of                        7.  SOLE VOTING POWER
                                            5,398,589 Shares**
          Shares                          _________________________

     Beneficially owned                   8.  SHARED VOTING POWER
                                              -0-     Shares**
      by Each Reporting                   _________________________

          Person                          9.  SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**
           With                           _________________________

                                         l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,398,589 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.08%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           OO

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.                  026522 l0 2      l3D
                           -----------


1.       NAME OF REPORTING PERSON
               WILLIAM M. RICH

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                             b(    )
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               GEORGIA - U.S.A.
--------------------------------------------------------------------------------

         Number of                         7.  SOLE VOTING POWER
                                            5,398,589 Shares**
           Shares                         _________________________

     Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
     by Each Reporting                    _________________________

           Person                          9.  SOLE DISPOSITIVE POWER
                                            5,398,589 Shares**
            With                           _________________________

                                          l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,398,589 Shares**
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           39.08%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                           IN

--------------------------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

     This Amendment No. l7 to Schedule l3D dated December 27, 1996, hereby amends the following items of the Schedule l3D dated August 7, l98l, as amended by Amendment No. l thereto dated December 2, l98l, Amendment No. 2 thereto dated October 3l, l982, Amendment No. 3 thereto dated March 7, l983, Amendment No. 4 thereto dated March 5, l984, Amendment No. 5 thereto dated January 20, l986, Amendment No. 6 thereto dated December 9, l986, Amendment No. 7 thereto dated August 3l, l987, Amendment No. 8 thereto dated April 8, l988, Amendment No. 9 thereto dated February l5, l989, Amendment No. 10 thereto dated March 3, l992, Amendment No. ll thereto dated March ll, l993, Amendment No. l2 thereto dated September 27, l993, Amendment No. l3 thereto dated June l, l994, Amendment No. 14 thereto dated November 25, 1994, Amendment No. 15 thereto dated June 11, 1995, and Amendment No. 16 thereto dated November 12, 1996,filed with respect to the Davises.

ITEM l.  Security and Issuer.

     This Schedule l3D relates to shares of Common Stock, par value $l.00 per share (the "Shares"), of American Heritage Life Investment Corporation ("AHLIC"), a corporation organized and existing under the laws of the State of Florida. The address of the principal executive offices of AHLIC is l776 American Heritage Life Drive, Jacksonville, Florida, 32224.

ITEM 2.           Identity and Background.

         This Schedule 13D is filed jointly as to the following persons, who are collectively referred to as the "Davises":


     (1) Robert D. Davis ("RDD") whose principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224. RDD's principal occupation is that of Chairman of the Board of Directors of D.D.I., Inc. and a member of the Board of Directors of Winn-Dixie Stores, Inc. ("Winn-Dixie").

     (2) A. Dano Davis, ("DANO") whose principal business address is 5050 Edgewood Court, Jacksonville, Florida 32254. DANO's principal occupation is that of Chairman of the Board of Directors of Winn-Dixie.

     (3) T. Wayne Davis ("TWD") whose principal business address is l9l0 San Marco Boulevard, Jacksonville, Florida 32207. TWD's principal occupation is that of an investor and a member of the Board of Directors of Winn-Dixie.

     (4) Charles P. Stephens, ("CPS") whose principal business address is l Pascall Road, Peachtree City, Georgia 30269. CPS's principal occupation is Vice President, Director and a principal stockholder of Norman W. Paschall Co., Inc., which is a broker, importer, exporter and processor of textile fibers and by-products, and is a member of the Board of Directors of Winn-Dixie.

     (5) D.D.I., Inc. ("DDI") is a corporation, the stock of which is held by the families ("Davis Families") of four deceased brothers - A. Darius Davis ("ADD"), James E. Davis ("JED"), M. Austin Davis ("MAD") and Tine W. Davis ("Tine"). RDD, DANO and TWD are the sons of ADD, JED and Tine, respectively. CPS is MAD's daughter's husband.

     DDI's principal business is that of a holding company for assets for the Davis Families. Its principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224 and its directors and executive officers are as follows:


         Directors:  DANO, RDD, TWD, CPS and H. J. Skelton ("HJS")
     Executive Officers:  RDD             Chairman of Board
                          HJS             President & Treasurer

     HJS is not a member of the Davis Families and his principal occupation is President of DDI.

     (6) SIVAD Investors, L.L.C. ("SIVAD") is a limited liability corporation which is 99% owned by DDI. Its principal business is managing limited partnerships whose partners are entities owned by the Davis Families. SIVAD is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995, and its managers and executive officers are as follows:

         Managers:                  DANO, RDD, HJS, and Harry D. Francis ("HDF")
         Executive Officer:         HJS, President

     HDF is not a member of the Davis Families, and his principal occupation is Vice President of DDI.

     (7) AHLI, Ltd. ("AHLI") is a limited partnership (see Note 1). Its principal business is holding stock of the issuer for the Davis Families. AHLI is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995 and its sole General Partner is SIVAD.

     (8) Davis Family Special Trust's ("DFS Trust") address is 11 Parkside Court, Atlanta, Georgia. DFS Trust's principal business is holding and administering securities for the benefit of certain members of the Davis Families. William M. Rich ("WMR") is the sole trustee of the DFS Trust. WMR's principal business address is 1201 West Peachtree Street, NE, One Atlantic Center, Suite 2000, Atlanta, Georgia 30309-3400 and his principal occupation is the practice of law. WMR is not a member of the Davis Families.

     JED was the principal  founder in l956 of American  Heritage Life Insurance
Company ("AHL") and he, along with other members of his family through individual shareholdings, trusts, and affiliated corporations and partnerships, have been the principal shareholders in that company and AHLIC of which AHL became a wholly owned subsidiary in l968. JED was Chairman of the Board of Directors of AHL from its founding in l956 to July, l986 and Vice Chairman from July, l986 until his death on March l9, l993. He was also Chairman of the Board of Directors of AHLIC from its founding in l968 to February, l990 and Vice Chairman from February, l990 until his death. RDD is a director and member of the Executive Committee of AHLIC and AHL. DANO was elected a director of AHLIC on June 25, l993 and a director of AHL on June 29, l993. None of the other Davises set forth above hold any managerial positions with AHLIC or its affiliates.

     None of the Davises have, during the past five (5) years, been convicted in any criminal proceeding nor, have any of them, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting any of the Davises to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. All members of the Davises who are natural persons are citizens of the United States of America and all members which are corporations, partnerships, or trusts were organized in, and exist under laws of, the States of Florida, Texas, or Georgia.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Shares which are the subject of this amended Schedule l3D filing have been acquired from time to time by the Davises with personal funds, funds of affiliates, working capital and funds borrowed from banks. For information concerning the amounts and manner in which the aforesaid Shares are held, see
Item 5 below. None of the total 5,781,158 Shares which are the subject of this amended Schedule l3D filing were held as collateral for bank loans on December 27, 1996.

ITEM 4.   Purpose of Transaction.

     This Amendment of Schedule 13D is being filed to report that on December 27, 1996, in connection with the formation of the DFS Trust, certain shareholders of D.D.I., Inc., and all shareholders of Estuary Corporation (collectively, the "Grantors") contributed their shares of such corporations' stock to DFS Trust in exchange for separate shares of beneficial interest in DFS Trust. Such corporations have direct and/or indirect interests in limited partnerships which are the registered shareholders of the issuer. As a result of such contributions of securities by the Grantors, DFS Trust has an indirect beneficial interest in 5,398,589 (39.08%) of AHLIC's shares.

ITEM 5.   Interest in Securities of the Issuer.

     The following table shows as to the Davises the total ownership of the Shares and those Shares as to which each of the Davises has sole voting and dispositive power and shared voting and dispositive power, representing in the aggregate 5,781,158 Shares or 4l.85% of the total outstanding Shares of 13,813,525 as of December 27, 1996.

                                                                                                             OTHER
                                                                                                             FAMILY
                                             SOLE VOTING AND DISPOSITIVE POWER                               MEMBERS
                                 TOTAL                                                                      OWNING
                                  NO.                                                          DFS TRUST      LESS
OWNER                           SHARES          RDD          TWD         DANO          CPS      WMR (2)      THAN 5%
-----                           ------          ---          ---         ----          ---      -------      -------

AHLI, LTD. (1)               5,398,589                                                         5,398,589


FND, LTD (3)                    38,399                                 38,399

ADFAM PARTNERS, LTD. (4)        23,848

JAMES E DAVIS - WD
 CHARITIES, INC. (5)            19,999

JED'S FAMILY'S TRUSTS (6)      160,859                                 58,031                                25,327

MAD'S FAMILY'S TRUSTS (7)       44,853                                                                        9,947

CPS                              1,315                                                1,315

TWD'S FAMILY'S TRUSTS (8)       74,574                    10,322                                             27,609

TINE W. DAVIS - WD
 CHARITIES, INC. (9)             5,000

RODA TRUST (10)                 13,722       13,722
                             ---------       ------       ------       ------         -----    ---------     ------

TOTALS                       5,781,158       13,722       10,322       96,430         1,315    5,398,589     62,883
                             =========       ======       ======       ======         =====    =========     ======

                                       (SEE NOTES ON NEXT PAGE)
(a) NOT INCLUDED IN TOTAL SHARES.





                                 SHARED VOTING AND
                                 DISPOSITIVE POWER


OWNER                           OTHER    DDI (1) (2)
-----                           -----    -----------

AHLI, LTD. (1)                             5,398,589


FND, LTD (3)

ADFAM PARTNERS, LTD. (4)       23,848

JAMES E DAVIS - WD
 CHARITIES, INC. (5)           19,999

JED'S FAMILY'S TRUSTS (6)      77,501

MAD'S FAMILY'S TRUSTS (7)      34,906

CPS

TWD'S FAMILY'S TRUSTS (8)      36,643

TINE W. DAVIS - WD
 CHARITIES, INC. (9)            5,000

RODA TRUST (10)
                              -------      ---------

TOTALS                        197,897      5,398,589(a)
                              =======      =========

                                       (SEE NOTES ON NEXT PAGE)
(a) NOT INCLUDED IN TOTAL SHARES.

(1) Limited parntership of which SIVAD is a 1% general partner, DDI is a 76.61% limited partner and Estuary is a 22.39% limited partner. DDI and Estuary own 99% and 1% of SIVAD, respectively. RDD, TWD, DANO and CPS are members of the Board of Directors of DDI.

(2)       The voting and dispositive power of DDI is as follows:

          Voting and Dispositive Power                        Percentage
          ----------------------------                        ----------
          WMR, as sole Trustee of the DFS Trust                  89.93%

          Members of the Davis Family, none of whom
          have voting and dispositive power of
          4.00% or more of the outstanding shares
          of DDI                                                 10.07%

(3) Limited partnership of which Estuary Corporation, a corporation owned by the DFS Trust is the general partner and two irrovcable trusts of which DANO is sole trustee and he and his sister are each sole beneficiaries and two revocable trusts for the benefit of DANO and his sister of which DANO is sole or co-trustee, are limited partners. As to the Shares held by FND, Ltd., DANO has sole voting and dispositive power through his general partner directorship from which, pursuant to a shareholders agreement (see Item 6 hereof), he cannot be removed except by his direction.

(4) Limited partnership of which ADD Trust (see note (11)) is a general and limited partner. RODA Trust, a revocable trust of which RDD is sole trustee and beneficiary, is a limited partner and a corporation of which RODA Trust is a 50% shareholder is a general partner.

(5) Private charitable foundation established by JED for which DANO, his wife, his mother and his sister share voting and dispositive power for Shares which it holds. DANO disclaims any beneficial interest in the Shares held by such foundation.

(6) Trusts for the benefit of DANO, his children, his sister or his sister's children. Of the 160,859 Shares held by such trusts, 135,532 Shares are held by trusts for which DANO is sole or co-trustee and 25,327 Shares are held by trusts for which DANO's sister is sole trustee. DANO disclaims any beneficial interest in 58,378 Shares held by such trusts of which he is a co-trustee and his sister or his sister's children are beneficiaries.

(7) Trusts of which MAD's widow, children and other descendants are beneficiaries. CPS' wife is co-trustee for a trust which holds 19,999 Shares and CPS and his wife are co-trustees for trusts which hold 14,907 Shares.

(8) Trusts for which TWD, his mother, his sisters, his children or his sisters' children are benficiaries. Of the 74,574 Shares held by such trusts, 10,322 Shares are held by trusts for which TWD is sole trustee, 36,643 Shares are held by trusts for which TWD is co-trustee and 27,609 Shares are held by the revocable trust of TWD's mother of which she is sole trustee. TWD disclaims any beneficial interest in 42,860 Shares which are held by trusts of which he is a trustee and his sisters, his children or his sisters' children are beneficiaries.

(9) Private charitable foundation established by Tine W. Davis, deceased father of TWD, for which TWD has shared voting and dispositive power for Shares which it holds. TWD disclaims any beneficial interest in Shares held by such foundation.

(10)      Revocable trust of which RDD is the sole trustee and beneficiary.

(11) Trust of which RDD became successor trustee to his father, A. Darius Davis upon the latter's death. RDD resigned as trustee and appointed a successor but RDD retained authority to replace his successor at his discretion. RDD is also among the beneficiaries of the Trust which is included in the estate of A. Darius Davis.

     The following table shows the date of purchases of shares during the last sixty days (60) by the Davises and their affiliates, the number of shares purchased and the costs thereof, all of which purchases, except as indicated, having been made in the open market:

          Purchased by        Date      No. of Shares       Cost
          ------------        ----      -------------       ----

                                   None.

   ITEM   6.   CONTRACTS,   ARRANGEMENTS,    UNDERSTANDINGS   OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shareholders of DDI and Estuary have entered into shareholder agreements with respect to their Shares held in each of these corporations, copies of which agreements are Exhibits 2 and 4, respectively, of Amendment No. ll to Schedule l3D, which Exhibits are incorporated herein by reference. The descriptions below of such agreements are modified by and subject to the provisions of the respective agreements.

         In substance these agreements prohibit the transfer of the stock of DDI and Estuary by the shareholders of these corporations to anyone other than a "Permitted Shareholder" as defined in the particular agreement. In the case of DDI, the "Permitted Shareholders" include (l) existing shareholders, (2) any lineal descendant of ADD, JED, MAD or Tine, (3) trusts, the majority of whose interest is for the benefit of a Permitted Shareholder, (4) corporations and partnerships, the majority interest of which is owned by a Permitted Shareholder and (5) private foundations to which a Permitted Shareholder is a substantial contributor. In the case of Estuary, the Permitted Shareholders include (l) existing shareholders, (2) the lineal descendants of JED and (3) any trusts, corporations, partnerships or foundations similar to those described in phrases
(3), (4) and (5) of the previous sentence.

         In addition each of these agreements requires that the Shares of the respective corporations be voted for the election to the Board of Directors of certain designated persons or their successors as designated by the surviving or remaining designated persons. In the case of DDI, the board of directors shall consist of up to eight members, three of which shall be ADD, JED and MAD and four of which shall consist of a lineal descendant of each of ADD, JED, MAD and Tine or a spouse of each such lineal descendant. ADD, JED and MAD have all deceased. In the case of Estuary, the board of directors shall consist of ADD, JED, DANO and RDD (the Original Directors) or successors designated by the Original Directors plus any Additional Directors unanimously nominated by the Original Directors who shall be elected by the shareholders of the corporation. No successor has been designated for ADD or JED.

ITEM 7.           Material to be Filed as Exhibits

     (24) Power of Attorney granting authority for H. J. Skelton to sign reports filed with the Securities and Exchange Commission on behalf of William M. Rich, individually and as Trustee of the DFS Trust.

         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, correct and complete.

         DATED:            January 6, 1997



                                      ROBERT D. DAVIS       *
                                      -----------------------
                                      Robert D. Davis

                                      T. WAYNE DAVIS        *
                                      -----------------------
                                      T. Wayne Davis

                                      A. DANO DAVIS         *
                                      -----------------------
                                      A. Dano Davis

                                      CHARLES P. STEPHENS   *
                                      -----------------------
                                      Charles P. Stephens


                                      /s/ H. J.  Skelton
                                      -----------------------
                                      D.D.I., Inc.
                                      H. J. Skelton, President


                                      /s/ H. J.  Skelton
                                      -----------------------
                                      SIVAD Investors, L.L.C.
                                      H. J. Skelton, President


                                      AHLI, Ltd.
                                      By: SIVAD Investors, L.L.C.
                                          General Partner

                                          By: /s/ H. J.  Skelton
                                             -----------------------
                                              H. J. Skelton, President

                                        */s/ H. J.  Skelton
                                         -----------------------
                                         H. J. Skelton
                                         Attorney-In-Fact
                                         Pursuant to a power-of-attorney
                                         previously filed with the
                                         Commission which power is
                                         incorporated herein by reference.

                                       DAVIS FAMILY SPECIAL TRUST

                                       William M. Rich **
                                      -----------------------
                                       By: William M. Rich, Trustee



                                       William M. Rich **
                                      -----------------------
                                       William M. Rich


                                    ** /s/ H. J.  Skelton
                                      -----------------------
                                       H. J. Skelton
                                       Attorney-in-Fact
                                       Pursuant to a Power-of-Attorney filed
                                       herewith as Exhibit 24.